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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 1)

                              --------------------

                                 CRIIMI MAE Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    950241109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Mr. Barry S. Blattman
                                  BREF One, LLC
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 417-7276

                                 with a copy to:

                             Raymond O. Gietz, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)


                                February 22, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

           NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 12 Pages

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

-----------------------------------------------------------------                -------------------------------------------------
CUSIP No. 950241109                                                   13D                                Page 2 of 12 Pages
-----------------------------------------------------------------                -------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------------------
       1          NAME OF REPORTING PERSONS:                                 BREF One, LLC
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (a) [_]
                                                                                                                  (b) [x]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- ----------------------------------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:
                                             N/A
----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):             [_]
----------------- ----------------------------------------------------------------------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ -----------------------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            1,549,452
          SHARES
                            ------ -----------------------------------------------------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ -----------------------------------------------------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       1,549,452
        REPORTING
                            ------ -----------------------------------------------------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,549,452

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  10%

----------------- ----------------------------------------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO

----------------- ----------------------------------------------------------------------------------------------------------------





                                       2

-----------------------------------------------------------------                -------------------------------------------------
CUSIP No. 950241109                                                   13D                                Page 3 of 12 Pages
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Brascan Real Estate Finance Fund I L.P.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (a) [_]
                                                                                                                (b) [x]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- ----------------------------------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:
                                             N/A
----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
----------------- ----------------------------------------------------------------------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ -----------------------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ -----------------------------------------------------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ -----------------------------------------------------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ -----------------------------------------------------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  0

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

----------------- ----------------------------------------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       PN

----------------- ----------------------------------------------------------------------------------------------------------------





                                       3

-----------------------------------------------------------------                -------------------------------------------------
CUSIP No. 950241109                                                   13D                                Page 4 of 12 Pages
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Brascan Corporation
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                          (a) [_]
                                                                                                             (b) [x]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- ----------------------------------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:
                                             N/A
----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):        [_]
----------------- ----------------------------------------------------------------------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ontario

--------------------------- ------ -----------------------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            1,549,452
          SHARES
                            ------ -----------------------------------------------------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ -----------------------------------------------------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       1,549,452
        REPORTING
                            ------ -----------------------------------------------------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,549,452

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                           [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10%

----------------- ----------------------------------------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO

----------------- ----------------------------------------------------------------------------------------------------------------





                                       4

-----------------------------------------------------------------                -------------------------------------------------
CUSIP No. 950241109                                                   13D                                Page 5 of 12 Pages
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Partners Limited
                                                                             (formerly known as EdperPartners Limited)
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                          (a) [_]
                                                                                                             (b) [x]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- ----------------------------------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:
                                             N/A
----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [_]
----------------- ----------------------------------------------------------------------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ontario

--------------------------- ------ -----------------------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            1,549,452
          SHARES
                            ------ -----------------------------------------------------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ -----------------------------------------------------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       1,549,452
        REPORTING
                            ------ -----------------------------------------------------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,549,452

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  10%

----------------- ----------------------------------------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO

----------------- ----------------------------------------------------------------------------------------------------------------





                                       5

-----------------------------------------------------------------                -------------------------------------------------
CUSIP No. 950241109                                                   13D                                Page 6 of 12 Pages
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Barry S. Blattman
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a) [_]
                                                                                                                 (b) [x]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- ----------------------------------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:
                                             N/A
----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [_]
----------------- ----------------------------------------------------------------------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          United States

--------------------------- ------ -----------------------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            1,549,452
          SHARES
                            ------ -----------------------------------------------------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ -----------------------------------------------------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       1,549,452
        REPORTING
                            ------ -----------------------------------------------------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,549,452

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  10%

----------------- ----------------------------------------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       IN

----------------- ----------------------------------------------------------------------------------------------------------------


           This Amendment No. 1 amends the Schedule 13D filed January 23, 2003 (the "Schedule 13D"), by Brascan Real Estate Finance Fund I L.P. ("BREF LP"), Brascan Corporation ("Brascan"), Partners Limited (formerly known as EdperPartners Limited) and Barry S. Blattman, with respect to the common stock, par value $0.01 per share (the "Common Stock"), of CRIIMI MAE Inc. (the "Company"). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.


ITEM 2.    IDENTITY AND BACKGROUND.

           Item 2 of the Schedule 13D is supplemented as follows:

           (a) BREF One, LLC ("BREF One"), a Delaware limited liability company, is added as a Reporting Person. BREF One is managed by BREF Partners, which is an indirect subsidiary of Brascan. Schedule I hereto sets forth a list of all the directors and executive officers, and their respective principal occupations and addresses, of BREF One. From and after the filing of this Amendment No. 1, BREF LP will no longer be a Reporting Person.

           (b) The principal business address of BREF One is One Liberty Plaza, 165 Broadway, New York, New York 10006.

           (c) The principal business of BREF One is to invest in real estate finance related transactions.

           (d)-(e) During the last five years, none of BREF One and, to BREF One's knowledge, the persons set forth on Schedule I hereto have been:
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           (f) Set forth on Schedule I hereto is the citizenship of each of the directors and executive officers of BREF One.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Item 3 of the Schedule 13D is supplemented as follows:

           On December 3, 2004, BREF LP transferred its shares of Common Stock and the Warrant to BREF One in exchange for approximately $14 million in cash (the "Transfer").

ITEM 4.    PURPOSE OF TRANSACTION.

           Item 4 of the Schedule 13D is supplemented as follows:

           On February 22, 2005, in response to invitations sent by the Company to a number of potential interested parties, BREF Partners, an affiliate of the Reporting Persons, submitted a preliminary indication of interest (the

"Preliminary Indication of Interest") for the purchase of all the outstanding shares of the Common Stock not already owned by BREF Partners and its affiliates at a significant premium to the Company's adjusted book value as of December 31, 2004. The Preliminary Indication of Interest is non-binding and is only an expression of BREF Partners' current intention. The Preliminary Indication of Interest does not give rise to any obligation on the part of BREF Partners or any of the Reporting Persons to complete a transaction with the Company, and BREF Partners and the Reporting Persons expressly reserve their respective rights to not take any further actions with respect to the purchase of any or all of the outstanding shares of the Common Stock. It should also be noted that the intention of BREF Partners or any of the Reporting Persons with respect to the Common Stock is subject to change at any time. The Preliminary Indication of Interest is incorporated herein by reference to Exhibit 99.5 hereto.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 of the Schedule 13D is supplemented as follows:

           (a)-(b) The responses of the Reporting Persons to Rows (11) through
(13) of the cover pages of this Amendment No. 1 are incorporated herein by reference. As of February 22, 2005, each of the Reporting Persons (other than BREF LP) may be deemed to be the beneficial owner of the Shares. BREF LP no longer beneficially owns any shares of the Common Stock. The Shares constitute approximately 10% of the issued and outstanding shares of the Common Stock (based upon the 15,540,597 shares of the Common Stock stated to be issued and outstanding by the Company in its latest Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2004). Each of the Reporting Persons (other than BREF LP) may be deemed to have the sole power to vote or direct the vote of the Shares or to dispose or direct the disposition of the Shares. BREF LP no longer has the power to vote or direct the vote of the Shares or to dispose or direct the disposition of the Shares.

           (c) None of the Reporting Persons and, to the Reporting Persons' knowledge, the Scheduled Persons and persons set forth on Schedule I hereto have effected any transaction in the Common Stock during the past 60 days.

           (e) On December 3, 2004, pursuant to the Transfer, BREF LP ceased to be the beneficial owner of more than five percent of the shares of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           In connection with BREF Partners' submission of the Preliminary Indication of Interest, BREF Partners and one of its affiliates entered into an agreement with the Company pursuant to which the Reporting Persons are prevented, subject to certain exceptions, from taking certain actions without the consent of the Company, including acquisitions of securities and assets of the Company and proposals regarding mergers and other extraordinary transactions, proxy contests and other matters involving the Company. This prohibition remains in effect until the earlier of December 17, 2006 and the time that the Company consummates or enters into an agreement that contemplates certain sale transactions.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 99.5    Preliminary Indication of Interest, dated February 22, 2005.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2005

                               BREF ONE, LLC

                               By: /s/ Theresa A. Hoyt
                                   --------------------------------------------
                                   Name: Theresa A. Hoyt
                                   Title: Vice President


                               BRASCAN REAL ESTATE FINANCE FUND I L.P.

                               By:  BREF GP LLC

                               By:  BRASCAN REAL ESTATE FINANCIAL PARTNERS LLC

                               By: /s/ Theresa A. Hoyt
                                   --------------------------------------------
                                   Name: Theresa A. Hoyt
                                   Title: Vice President


                               BRASCAN CORPORATION

                               By: /s/ Joseph Freedman
                                   --------------------------------------------
                                   Name: Joseph Freedman
                                   Title: Senior Vice President


                               PARTNERS LIMITED

                               By: /s/ Brian Lawson
                                   --------------------------------------------
                                   Name: Brian Lawson
                                   Title: President


                               BARRY S. BLATTMAN

                               /s/ Barry Blattman
                               ------------------------------------------------

                                   SCHEDULE I
                                   ----------

                                    BREF ONE

Andrea Balkan
           Citizenship:                   United States
           Business Address:              One Liberty Plaza, 165 Broadway, New York, NY  10006
           Present Principal
           Occupation or Employment:      Partner
           Employer:                      Brascan Real Estate Financial Partners LLC
           Employer's Business:           Real estate opportunity fund
           Employer's Address:            Same as Business Address

Barry S. Blattman
           Citizenship:                   United States
           Business Address:              One Liberty Plaza, 165 Broadway, New York, NY  10006
           Present Principal
           Occupation or Employment:      Managing Partner
           Employer:                      Brascan Real Estate Financial Partners LLC
           Employer's Business:           Real estate opportunity fund
           Employer's Address:            Same as Business Address

Richard B. Clark
           Citizenship:                   United States
           Business Address:              One Liberty Plaza, 165 Broadway, New York, NY  10006
           Present Principal
           Occupation or Employment:      President & Chief Executive Officer
           Employer:                      Brookfield Properties Corporation
           Employer's Business:           Commercial real estate development and management
           Employer's Address:            Same as Business Address

J. Bruce Flatt
           Citizenship:                   Canada
           Business Address:              BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
           Present Principal
           Occupation or Employment:      President & Chief Financial Officer
           Employer:                      Brascan Corporation
           Employer's Business:           Real estate, power generation and financial services
           Employer's Address:            Same as Business Address

William Powell
           Citizenship:                   United States
           Business Address:              One Liberty Plaza, 165 Broadway, New York, NY  10006
           Present Principal
           Occupation or Employment:      Partner
           Employer:                      Brascan Real Estate Financial Partners LLC
           Employer's Business:           Real estate opportunity fund
           Employer's Address:            Same as Business Address

Bruce K. Robertson
           Citizenship:                   Canada
           Business Address:              BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
           Present Principal
           Occupation or Employment:      President & Chief Executive Officer
           Employer:                      Brascan Asset Management
           Employer's Business:           Asset management
           Employer's Address:            Same as Business Address

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.        Description
-----------        -----------

Exhibit 99.5       Preliminary Indication of Interest, dated February 22, 2005.